A Thank You to Our KINfolk

To our cherished KINfolk, we extend our deepest gratitude for your unwavering support. Your belief in our vision has propelled us this far, and now, we invite you to be an integral part of our journey forward.


THE KINFOLK (over 60,000 customers)

Join us in shaping the future of KIN Apparel by becoming an investor during this pivotal early stage. With a proven track record of exceeding expectations, this fundraising round promises to be no exception.

Our journey is fueled by collective action and shared purpose, and we invite you to stand alongside us as we continue to redefine fashion and haircare. Together, we can amplify our impact, empower our community, and shape a brighter future for KIN and beyond.

Join us, and let's create a satin empire **together**.

Philonise Kanu, Founder and CEO of KIN Apparel


The Amazing KIN Team

Disclaimer: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.